UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

March 2020

Commission File Number:  0001723069

Tiziana Life Sciences plc

(Exact Name of Registrant as Specified in Its Charter)

3rd Floor,

11-12 St James’s Square

London SW1Y 4LB

United Kingdom

(Address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EXPLANATORY NOTE

On March 11, 2020, Tiziana Life Sciences plc (the “Company”) entered into an underwriting agreement (the “Underwriting Agreement”) with ThinkEquity, a division of Fordham Financial Management, Inc., as representative of the several underwriters listed therein (the “Underwriters”), with respect to the issuance and sale in an underwritten public offering (the “Offering”) by the Company of an aggregate of 3,333,333 American Depositary Shares (“ADSs”) at a public offering price of $3.00 per ADS. Each ADS represents 5 ordinary shares, nominal value £0.03 per share.

Pursuant to the Underwriting Agreement, the Company granted the Underwriters a 45-day option to purchase up to an additional 499,999 ADSs, solely to cover over-allotments, if any.

The Underwriting Agreement contains customary representations, warranties and agreements by the Company, customary conditions to closing, indemnification obligations of the Company and the Underwriters and termination provisions.

The Offering is expected to close on March 16, 2020, subject to the satisfaction of customary closing conditions.

The estimated gross proceeds to the Company are expected to be approximately $10.0 million prior to deducting underwriting discounts, commissions and other estimated offering expenses. The Company intends to use the net proceeds from the offering (i) to advance the clinical development of Foralumab for Crohn's Disease and progressive multiple sclerosis, (ii) to expedite clinical development of TZLS-501 for coronavirus COVID-19, and (iii) for working capital and other general corporate purposes.

The foregoing description of the Underwriting Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Underwriting Agreement, which is filed as Exhibit 1.1 hereto is incorporated herein by reference.

The ADSs are offered by the Company pursuant to a registration statement on Form F-3 (File No. 333-236013) filed with the Securities and Exchange Commission (the “Commission”), which was declared effective by the Commission on February 6, 2020.

The legal opinion of Orrick, Herrington & Sutcliffe (UK) LLP, UK counsel to the Company, relating to the legality of the issuance and sale of the securities is filed as Exhibit 5.1 hereto.

On March 11, 2020, the Company issued a press release announcing the pricing of the Offering. A copy of the ress release is filed as Exhibit 99.1 hereto.

EXHIBITS

Exhibit Number	Description
1.1	Form of Underwriting Agreement
5.1	Opinion of Orrick, Herrington & Sutcliffe (UK) LLP
23.1	Consent of Orrick, Herrington & Sutcliffe (UK) LLP (included in Exhibit 5.1)
99.1	Press Release, dated March 11, 2020

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIZIANA LIFE SCIENCES PLC

Date: March 13, 2020	By:	/s/ Kunwar Shailubhai
	Name:	Kunwar Shailubhai
	Title:	Chief Executive Officer

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